MILLENIA HOPE
SOCIETE DE BIOTECHNOLOGIE


October 25, 2007

Via Fax

Securities and Exchange Commission

ATTN: Mr. Greg Belliston

Re: Millenia Hope Inc.
Form: Schedule 14A, filed October 15, 2007
File no: 0-29385


Dear Mr. Belliston:

Pursuant to your letter of October 19, 2007, we will be amending and adding the following points to our 14-A filing:

Proposal 2:

At present, the Company has no plans to issue any of the additional shares that would become available as a result of a reverse split. Should the Company do a reverse split, it would round up any fractional shares that might be the result of the reverse split, to the next whole integer. Shareholders would retain any odd lots, that might result from the reverse split, as their shareholdings of Millenia Hope Inc. The Company will not be paying any cash in lieu of odd lots.


Proposal 3:

At present the Company has no plans to issue any of the shares that would be authorized from the proposal to raise the authorized shares from 280 million to 390 million common shares. We currently have 280,000,000 common shares authorized, 247,000,000 shares outstanding; we have reserved 18,000,000 shares for the exercise or conversion of outstanding options, warrants and convertible debenture and have 15,000,000 shares available for other issuances. At the present, the Company has no specific plans to issue any more shares, other than potentially the 6 million shares available for conversion of warrants and potentially up to another 12 million shares for the convertible debenture.





         1250 Rene Levesque West, Suite 2200, Montreal (Quebec) H3B 4W8
                              www.milleniahope.com

MILLENIA HOPE
SOCIETE DE BIOTECHNOLOGIE

The Company further acknowledges that

     - The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


The Company will post this response on the Edgar system and issue a 14A-A incorporating said changes. Thank you in advance.



Sincerely,


Yehuda Kops
Chief Operating Officer
Millenia Hope Inc.





         1250 Rene Levesque West, Suite 2200, Montreal (Quebec) H3B 4W8
                              www.milleniahope.com